Exhibit 99.110

GUNNISON COPPER CORP.

(the “Corporation”)

Annual General and Special Meeting of Shareholders

June 25, 2026

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	135,302,696
Total issued and outstanding Common Shares as at record date:	423,003,601
Percentage of issued and outstanding Common Shares represented:	31.986%

General Business

1.	PricewaterhouseCoopers LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

●	Stephen Twyerould
●	Fred DuVal
●	Joseph Gallucci
●	Jason Howe
●	Craig Hallworth
●	Brian Penney

Special Business

1.	The Shareholders voted to approve and authorize the Corporation’s Amended Stock Option Plan until June 25, 2029.

2.	The Shareholders voted to approve and authorize the Corporation’s Amended Restricted Share Unit Plan until June 25, 2029.

3.	The Shareholders voted to approve and authorize the Corporation’s Amended Performance Share Unit Plan until June 25, 2029.

4.	The Shareholders voted to approve and authorize the Corporation’s Deferred Share Unit Plan until June 25, 2029.

No other business was voted upon at the Meeting.

Dated: June 25, 2026